SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina 15026
Lima, Peru (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

February 9, 2026

Securities and Exchange Commission - SEC
Re.: MATERIAL EVENT

Dear Sirs:

Credicorp Ltd. (‘Credicorp’) notifies you as a Material Event that, in response to an Official Letter from the Peruvian Superintendency of the Securities Market (SMV) notified to Credicorp on February 2, 2026, requesting information related to a judicial proceeding for the Nullity of an Administrative Act initiated by Credicorp against the SMV, the following response to the SMV (unofficial English translation of the original Spanish text) was published in the Peruvian market in the form of an Hecho de Importancia (Material Event):

February 4, 2026

Sirs
SUPERINTENDENCY OF SECURITIES MARKET - SMV

Reference:	a) Official Letter No. 423-2026-SMV/11.1 b) Case File No. 2026004414

Dear Sirs,

We refer to the Official Letter cited in the reference (the “Official Letter”), through which the General Intendency of Conduct Supervision has requested that we address certain inquiries in connection with the judicial proceeding for the Nullity of an Administrative Act initiated by Credicorp Ltd. (“Credicorp”) against the SMV. In said proceeding, Credicorp seeks the nullity of the SMV’s deemed resolution, which, by operation of negative administrative silence, dismissed the appeal filed by Credicorp against Deputy Superintendency Resolution N.° 012‑2021‑SMV/11. The request relates specifically to Resolution N.° S/N dated November 26, 2025, issued by the Permanent Civil Chamber of the Supreme Court of the Republic, acting as an appellate court, which resolved to uphold the first‑instance judgment dated August 15, 2023, that declared the claim unfounded (the “Resolution”).

Below, we respond to the information request contained in the Official Letter, following the same order in which the questions were presented, as detailed below:

1.	Question N.° 1: Specify the date on which the Resolution was notified to Credicorp.

Response to Question N.° 1: The Resolution was notified to Credicorp on January 29, 2026.

2.	Question N.° 2: Explain the reasons why Credicorp did not disclose the information regarding the Resolution as a material event.

Response to Question N.° 2: The notification of the Resolution was not disclosed as a material event because it does not constitute a final and binding decision.

Specifically, the Resolution corresponds to the decision issued by the Permanent Civil Chamber of the Supreme Court of the Republic at the appellate level. In this regard, pursuant to Articles 11 and 34 of the Consolidated Text of Law N.° 27584, the Law governing Administrative Contentious Proceedings, Credicorp may file a cassation appeal against the Resolution for review by the Constitutional and Social Chamber of the Supreme Court.

As of this date, the statutory period for filing such cassation appeal remains in force and will expire on February 12, 2026.

Accordingly, the Resolution is subject to challenge and, therefore, is not final. As such, it does not determine the final and definitive outcome of the aforementioned judicial proceeding and, on this basis, we consider that it is not required to be disclosed as a material event.

3.
Question N.° 3: Considering that the aforementioned judicial proceeding has resulted in unfavorable decisions for Credicorp in both first and second instance, indicate whether these decisions conclude the proceeding, or whether Credicorp will file any further appeal, as applicable.

Response to Question N.° 3: As stated in the response to Question No. 2, the statutory period for Credicorp to exercise its right to file a cassation appeal against the Resolution remains in force. Credicorp is currently assessing whether it will file a cassation appeal, in accordance with its legal rights.

4.
Question N.° 4: Indicate in which line items and notes of Credicorp’s financial statements the fine imposed by the SMV has been recognized, the effects of the Resolution on such line items, and any other information related to the Resolution and its impact on Credicorp or on its financial statements.

Response to Question N.° 4: The fine imposed by the SMV through Deputy Superintendency Resolution N.° 012‑2021‑SMV/11 was paid by Credicorp on December 9, 2021. This is reflected in Note 35(iii) of Credicorp’s Annual Consolidated Audited Financial Statements as of December 31, 2021, which discloses information regarding the administrative sanctioning proceeding and its outcome, the payment of the fine by Credicorp, and the initiation of the administrative contentious proceeding.

5.	Question N.° 5: In the event that the facts previously set forth are not accurate, provide detailed and duly documented clarifications.

Response to Question No. 5: There are no additional clarifications beyond those already provided.

6.	Question N.° 6: Any other additional information and/or supporting documentation related to the matters addressed in this request.

Response to Question N.° 6: There is no additional information and/or supporting documentation other than that indicated above.

In accordance with the request made by the SMV, a copy of Official Letter No. 423‑2026‑SMV/11.1 and its annexes, including a copy of the Resolution, is attached hereto as an appendix.

Without prejudice to our compliance with the authority’s request, we must note that, as stated in the response to Question No. 2, the Resolution is subject to challenge and, therefore, is not final. Accordingly, we consider that the Resolution does not constitute a material event requiring mandatory disclosure under the Securities Market Law and the Regulation on Material Events and Reserved Information, as well as the Supervisory Guidance on the Material Events Regime for Issuers: Relevance Criteria and Transparency Obligations. In particular, the latter guidance provides that “a material event must be disclosed when the judgment that brings the final instance to an end (i.e., once the administrative/judicial/arbitral remedies have been exhausted or when the decision is immediately enforceable) is notified to the issuer.” As explained above, this has not occurred in the present case, since the Resolution remains subject to a cassation appeal.

Yours truly,

CREDICORP LTD.

Guillermo Morales
Stock Representative

Pursuant to the request made by the SMV through Official Letter N.° 423‑2026‑SMV/11.1, we disclosed the referenced Official Letter and its annexes to the Peruvian market as a Material Event. Accordingly, the attached Official Letter and its annexes are unofficial English translations of the original documents issued in Spanish.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2026

CREDICORP LTD. (Registrant)

	By:	/s/ Guillermo Morales
Guillermo Morales
Authorized Representative